Filed by Nicolet Bankshares, Inc. Regis. No. 333-186401 Pursuant to Rule 425 of the Securities Act of 1933 Subject Company: Mid-Wisconsin Financial Services, Inc.

Dear Shareholders,

As a backdrop to our review of 2012, the most important point we need to communicate is that we firmly believe in the mission of community banking.  We meet local needs with local resources.  This approach of creating shared success locally may sound fluffy, but I can assure you there is nothing soft about it to the companies and people who needed a strong bank during the midst of the crisis.  Like the best community banks, we know that customer success drives shareholder success.

Banking is a very straightforward business.  We exist to serve customers.  It is the responsibility of management to do this in a manner that results in shareholder value.  This cultural foundation kept us out of subprime lending and helped us avoid the worst consequences of the commercial real estate bubble.  To avoid the bubble pressure, we had to ask ourselves whether a given product really fit our and our customers’ objectives.  Easy money and clever schemes don’t help customers or communities.  Sound long-term banking decisions do.  This is what we offer our customers and our shareholders.

We didn’t invent this.  We learned this and believe in doing it, regardless of economic conditions.  There are many challenges in the general economy and among banks.  We have a solid track record of service and profitable growth.  We are approaching the future with optimism and with renewed confidence in our mission.  We know that we exist to serve you and that our presence makes a real difference to our communities.

We are pleased to report that 2012 was a year of  important progress. It was the first year since 2007 in which we exceeded every goal we established.  Earnings rose to over $3 million, primarily as a result of loan growth, secondary market mortgage income and expense discipline. Problem loan levels have fallen back to 2007 levels.  Retail core deposit growth has been so strong that we have essentially completed our 10-year journey to make Nicolet an organically funded community bank. And in November 2012, we announced a definitive agreement to acquire Mid-Wisconsin Financial Services, Inc. (“Mid-Wisconsin”).This acquisition, which is expected to close on April 26, 2013, assuming receipt of all necessary regulatory and shareholder approvals and fulfillment of other closing conditions, will make us the largest community owned bank, in terms of assets, in the northern half of Wisconsin. There is a lot of talk about stress testing in banking. The last 5 years have been a live ammunition stress test beyond anything the experts predicted. However, as shareholders we can be pleased with how we have weathered the storm.

We believe that, although the “shock and awe” phase of the general economic crisis is over, the fundamental restructuring of economic policy triggered by the crisis is just beginning.  In particular, the financial services and health care sectors are the subject of massive new legislative initiatives. Consequently, the community banking environment remains clouded and complex. We believe this chaos creates great opportunity for seasoned companies like Nicolet.  No matter the complexity, the three drivers of long term shareholder value are quality, earnings and growth. These three components tend to go in and out of fashion, but, over the long term, shareholder success demands performance in all three areas. With the banking industry emerging from the intense crisis period, this is an excellent time to review how we have approached these three value drivers and what this means for our future.

1.
Quality- Quality is the foundation of any successful banking strategy. Quality is easy to measure after the fact but does not lend itself to accurate measurement at the point of origination.  That is why our discussions on quality start with people.

The foundation of quality is to do business with quality people and to be very clear about what we do that makes a material difference to them.   We then need to deliver on our promises and treat people very well.  Treating good customers really well is the most undervalued strategy in banking.  When you do it, the word spreads in a community.  If we have a secret sauce, it is that we know and deliver this as our core strategy – through real people and real conversations. We have grown this bank in mature markets by attracting great employees and customers who were being treated like yesterday’s news.

As we look back on our experience with quality, there is a lot to be proud of. We have stayed profitable through the worst banking crisis in two generations.  There are community banks with better loss ratios in loans, but none in Wisconsin have combined our track record of growth with strong asset quality.  If there is any positive in the last five years, it was the opportunity to learn how to continue to improve asset quality. There is nothing like a real loan loss to make one think.  As we review our charge offs, we draw a couple of conclusions. The vast majority of our charge offs were simply situations in which we departed from our fundamental approach to the lending business of banking:  do business with quality people.  If a loss occurs, we would prefer it came from initially following our core strategy.  With maturity, we have become better at sorting out those customers who really value a relationship with a bank that is committed to serving them for the long haul from those customers who don’t.  Strong customers are much better off with a bank that knows them, remembers them and watches out for their interests. Our customers are worth this effort, and we are worth their respect and loyalty.

This approach to quality was very apparent in our 2012 results. Net charge offs were one-third of last year’s level, falling to $3.1 million from $9.3 million in 2011. At year end 2012, our nonperforming assets were down to $7.2 million, representing less than 1% of total assets.  We are entering 2013 with a great stress test behind us.

2.
Growth- We have always been a strong growth story.  We started the bank on a white sheet of paper in 2000, and by 2007, we stood at $562 million in assets with 6 locations. In our initial growth stage, we were strong in commercial loan generation. We used a lot of wholesale funding back then. In 2003, we shifted our focus, realizing that a stronger retail deposit foundation was necessary for a long term banking strategy. We made good progress, but still drew roughly a third of our funding from non-core sources as the banking crisis broke on the nation in 2008.  Like all banks, our hands were full assuring the safety of our customers’ deposits and managing loan problems.  Yet even during the worst banking crisis in two generations, we saw opportunity.  We continued to lend, growing loans at a time when market share leaders were shrinking theirs.   We also remained committed to acquiring core deposits, which resulted in our 2010 purchase of four Green Bay area branches, including approximately $100 million in deposits.   In mid-2011, we launched our Real Rewards checking account product, which has added nearly 2,000 new core retail banking relationships and represented over $50 million of our core deposit base at year end 2012. In late 2011, we ramped up our investment in the Appleton market with the addition of seasoned commercial leadership and a second location. In Appleton, we are on the front end of a long term strategy to stake out the leading community bank position.

We have been evaluating acquisition opportunities since early 2011.  In November 2012, we announced our pending merger with Mid-Wisconsin, which is expected to close on April 26, 2013, assuming receipt of all necessary regulatory and shareholder approvals and fulfillment of other closing conditions.  Mid-Wisconsin operates 11 locations in central Wisconsin.  We anticipate that this acquisition will help us gain critical scale, enter attractive new markets and further solidify our core deposit base.  While Mid-Wisconsin has struggled in recent years, there is a sound base of quality relationships and people, which we will continue to serve.

The results of our growth strategies are also evident as we enter 2013. Between year ends 2011 and 2012, loans grew 17% to $553 million and deposits grew 12% to $616 million, with core deposit growth eliminating the need for wholesale funding.  Our acquisition strategy bore fruit with the announced merger with Mid-Wisconsin, and we plan to continue to evaluate acquisition opportunities consistent with our goal of creating long-term shareholder value.

3.
Earnings- Earnings are a critical source of capital and indicator of success. We are serious about making money, but we see it as the result of good strategy and not as our goal. To deliver on longer-term strategies, we have made decisions that pressure short-term earnings. The best example of this is executing on our core deposit growth strategy to minimize reliance on wholesale funding over our 12-year history. In this current low interest rate environment, we have invested in new locations, people, advertising and product design and pricing to grow core deposits, with initial investments exceeding early results and returns.  That said, we believe it is actually the perfect countercyclical time to build out the long term stable customer base we previously lacked as a high growth commercial banking start-up. We are literally trading current earnings for long term value. Similarly, preparing Nicolet in advance for the merger with and integration of a bank approximately 60% of our existing size required a considerable investment in the kind of people who can do this effectively and efficiently. Legal and consulting costs associated with this type of expansion were evident in our fourth quarter 2012 results and will continue to be higher than normal in 2013.  The sacrifice of current earnings necessary to establish a platform for profitable growth is a conscious investment in our future. We view this as a wise long term investment.

We have always been a strong growth story. We are emerging from the greatest banking crisis since the Great Depression with rising strength. We have been severely tested and seasoned through the last 5 years. The nation and our industry are in a period of profound change. While there are plenty of reasons to be cautious about the future, we are working on the type of growth that will make Nicolet stronger, more profitable and durable. Because of this difficult environment, we have great opportunities for the type of growth that really matters to our customers, employees and shareholders. We are grateful for your support and very excited about what the future holds.

Sincerely,

Robert B. Atwell	Michael E. Daniels
Chairman, President	Executive Vice President
& Chief Executive Officer	& Secretary

Forward-looking Statements

This letter  contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “believe,” “expect”, “anticipate”, “intend”, “target”, “estimate”, “continue”, “positions”, “prospects”, “potential” “would”, “should”, “could” “will” or “may”. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and these statements, may not be realized. Forward-looking statements speak only as of the date they are made and Nicolet Bankshares, Inc. (“Nicolet”) has no duty to update forward-looking statements.

In addition to factors previously disclosed in Nicolet’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the possibility that certain regulatory and other conditions to the merger with Mid-Wisconsin are not received or satisfied on a timely basis or at all; the receipt and timing of shareholder approvals; delays in closing the merger and the merger of the parties’ bank subsidiaries; difficulties, delays and unanticipated costs in integrating the merging organizations’ businesses or realizing expected cost savings and other benefits; business disruptions as a result of the integration of the merging organizations, including possible loss of customers; diversion of management time to address transaction related issues; changes in asset quality and credit risk as a result of the merger and otherwise; changes in customer borrowing, repayment, investment and deposit behaviors and practices; changes in interest rates, capital markets, and local economic and national economic conditions; the timing and success of new business initiatives; competitive conditions; and regulatory conditions.

Additional Information About the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of a vote or proxy. In connection with its pending merger with Mid-Wisconsin, Nicolet has filed with the SEC a Registration Statement on Form S-4 that contains a joint proxy statement/prospectus relating to the merger.  Nicolet has filed with the SEC other relevant materials in connection with the proposed merger, and Nicolet and Mid-Wisconsin have mailed the joint proxy statement/prospectus to their respective shareholders.  SHAREHOLDERS OF BOTH NICOLET AND MID-WISCONSIN ARE STRONGLY URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT NICOLET, MID-WISCONSIN AND THE PROPOSED MERGER.  You can obtain a free copy of the Registration Statement, as well as other filings containing information about Nicolet Bankshares, Inc. at the SEC's Internet site (http://www.sec.gov). The documents can also be obtained, without charge, by directing a written request to either Nicolet Bankshares, Inc., 111 North Washington Street, Green Bay, WI 54301, Attention: Robert B. Atwell, Chairman and CEO, or Mid-Wisconsin Financial Services, Inc., 132 West State Street, Medford, WI 54451, Attention: Scot Thompson, President.